UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b – 25

SEC FILE NUMBER

0-51139

CUSIP NUMBER

90207B 107

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: September 30, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 – REGISTRANT INFORMATION

TWO RIVERS WATER & FARMING COMPANY

Full Name of Registrant

3025 S. Parker Road, Suite 140

Address of Principal Executive Office (Street and Number)

Aurora Colorado 80014

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Two Rivers Water & Farming Company (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) by the prescribed November 14, 2019 due date without undue effort and expense due to the circumstances described below.

In January and February 2019, the Company engaged in discussions with respect to strategic alternatives that would, among other things, strengthen and expand the Company’s business operation and enable the Company to raise additional capital, including funding for the audit of the Company’s consolidated financial statements as of, and for the year ending, December 31, 2018 (the “Financial Statements”). As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2019, the Company entered into a share exchange agreement on February 21, 2019, that facilitated the Company’s receipt of working capital, including funding for the audit of the Financial Statements.

As a result of these developments, however, the Company’s independent registered public accounting firm was not engaged in sufficient time to enable the Company to file the Form 10-K within the prescribed time period without unreasonable effort or expense. The Company and its independent registered public accounting firm are performing additional work with respect to the Financial Statements. The Company will continue to devote the resources necessary to complete the Form 10-K as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Greg Harrington	303	222-1000
	Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
		[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Two Rivers Water & Farming Company

Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2019	By:	/s/ GREG HARRINGTON
Chief Executive Officer